422 Fleming Street, Suite 7

Key West, FL 33040

281-702-2137 (P)

866-862-1719 (F)

April 29, 2016

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Jay Williamson

Re:        Request for Withdrawal of Amendment. American Pension Investors Trust, File Nos. 811-04262 and 002-96538, Post-Effective Amendment #65 (“PEA #65) to Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940.

Dear Mr. Williamson,

On April 25, 2016, American Pension Investors Trust (the “Trust”) filed PEA #65 to its Registration Statement on Form N-1A, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”). (Accession Number 0001193125-16-554365)

This filing was made in error by the Trust’s filing agent. The Trust’s intention was to file an Amendment pursuant to Rule 485 paragraph (a)(3). Therefore, the Trust is requesting the withdrawal of the 485(b) Amendment referenced above. No securities of the listed Series or Classes were sold in connection with the Amendment.

If you have questions, or require anything further regarding this filing, please do not hesitate to contact me at the number listed above.

Respectfully Submitted,

DRAKE COMPLIANCE, LLC

/s/ David D. Jones

DAVID D. JONES